IMMIX BIOPHARMA, INC.

11400 West Olympic Blvd., Suite 200

Los Angeles, CA 90064

VIA EDGAR

September 26, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Immix Biopharma, Inc.

Acceleration Request for Registration Statement on Form S-3

Filed September 25, 2023

File No. 333-274684

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Immix Biopharma, Inc. hereby requests that the effective date and time of the above-referenced registration statement be accelerated to September 28, 2023, at 4:05 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Melanie R. Levy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (858) 314 -1873.

Sincerely,

IMMIX BIOPHARMA, INC.

/s/ Gabriel Morris
Gabriel Morris
Chief Financial Officer

cc: Ilya Rachman, Immix Biopharma, Inc.

Melanie R. Levy, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.